

February 23, 2012

Via E-mail
Joey Power
President
Almah, Inc.
Pembroke House, 28-32 Pembroke St. Upper
Dublin L2 0000
Ireland

> **Re:** **Almah, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 21, 2012**
> **File No. 333-178883**

Dear Mr. Power:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated February 1, 2012. Please include in the filing your response that the Company has no plans to merge with another company.

Statement of Operations, page F-3

2.   Your statement of operations for the three months ended December 31, 2010 does not recalculate. Please revise.

<u>Signatures, page II-4</u>

3.   We note the signature of Joey Power at the end of your registration statement in his capacity as CEO, CFO, and PAO. Please add to your registration statement the signature of Joey Power in his capacity as a sole director of your company.

        You may contact Anthony Watson, Accountant, at (202) 551-3318 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding the comment on the financial statements and related matters. Please contact Daniel Leslie, Attorney, at (202) 551-3876 or me, Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann   for

                                        Mara Ransom
                                        Assistant Director

cc: <u>Via E-mail</u>
        Kristen A. Baracy, Esq.